TMM COMPANY CONTACT:              AT DRESNER CORPORATE SERVICES:
Luis Rodolfo Capitanachi Dagdug, CFO                      Nathan Abler (investors, analysts, media)
011-52-55-5629-8866                                                   714-742-4180
luis.capitanachi@tmm.com.mx                                     nabler@dresnerco.com

Mauricio Monterrubio, Investor Relations
011-52-55-5629-8866
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS 2021 FIRST QUARTER FINANCIAL RESULTS
(In Millions of Mexican Pesos)

2021 First Quarter Results Include:

o	Stockholders’ Equity of $2,164.8 million.
o	Financial Debt of 9.6 percent from Stockholders’ Equity.
o	Financial expenses decreased 37.7 percent.

Mexico City, May 27, 2021 – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican Maritime-management transportation and logistics Company, reported today its financial results for the first quarter of 2021.

José F. Serrano, Chairman of Grupo TMM, said, “Thanks to our proven experience, the determination of our General Management to reinvent the Company, and the work of our collaborators, Grupo TMM remains the best option for maritime transport, logistics, warehousing and distribution, offering clients quality integrated services.
“The Company believes that the gradual post-pandemic economic recovery and opening of the markets will continue and allow us to achieve significant growth in our operations, develop profitable projects through strategic alliances, and capitalize on opportunities in the industry that leverage the strengths of the Company.”
FIRST-QUARTER 2021 OPERATING AND FINANCIAL RESULTS
Consolidated revenue for the first quarter of 2021 was $268.2 million, compared to $358.9 million in the same period of 2020.  The Company continues with its diversification and customer service strategy, which has allowed it to reduce the impact of COVID-19 for more than a year, and economic and energy industry recoveries have been modest.
Consolidated operating results first quarter reported a loss of $99.9 million, of which $49.2 million was non-recurrent operations, representing 49.3 percent, basically due to a parcel tanker vessel sale.
Maritime revenue in the first quarter of 2021 was $175.9 million, mainly due to bad weather at the port of Houston, Texas lowering the volume transported by Parcel Tankers; and partially offset by an increase in the number of projects in the Shipyard segment due to the gradual industry recovery.
Maritime operating income in the first quarter of 2021 was $2.8 million.
Maritime EBITDA in the first quarter of 2021 was $7.6 million; EBITDA margin was 4.3 percent.
Ports and Terminals revenue in the first quarter of 2021 was $63.2 million, mainly due to the prolonged restriction on mobility and the closure of borders because of the COVID-19 pandemic, which caused the total stoppage of cruise ships since March of 2020, as well as the interruption of gravel maneuvers in Tuxpan.
Ports and Terminals operating results in the first quarter of 2021 reported a loss of $6.8 million.
Ports and Terminals EBITDA in the first quarter was $2.9 million; EBITDA margin was 4.5 percent.
Warehousing Services revenue in first quarter 2021 were $29.1 million.

DEBT
As of March 31, 2021, Grupo TMM’s net debt was $91.6 million, and our cash position was $115.5 million.

            Total Debt*
– Millions of Mexican Pesos –
	As of 03/31/21	As of 12/31/20
Short-Term Debt	$134.4	$129.1
Long-Term Debt	72.7	53.6
Total Debt	$207.1	$182.7
Cash	115.5	143.0
Net Debt	$91.6	$39.7

Short-Term Leases	$57.7	$58.2
Long-Term Leases	284.9	297.3
Leases IFRS 16	$342.6	$355.5

Stockholders’ Equity	$2,164.8	$2,247.4
Book value per share	21.2	$22.0
*Book Value

Headquartered in Mexico City, Grupo TMM is a Mexican Maritime-management transportation and logistics Company.  Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of Maritime services port management and logistics. For more information on Grupo TMM, please visit the company’s web site at www.grupotmm.com.  The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	March 31,	December 31,
	2021	2020

Current assets:
Cash and cash equivalents
Cash in cash and banks	28.8	50.1
Cash and temporary investments	44.6	53.1
Restricted cash	42.1	39.7
Total cash and cash equivalents	115.5	143.0
Accounts receivable
Accounts receivable – Net	241.9	228.6
Other accounts receivable	100.2	60.8
Taxes to be recovered	235.0	203.5
Prepaid expenses and others current assets	81.9	86.3
Total current assets	774.4	722.2
Taxes to be recovered long term	238.0	238.0
Property, machinery and equipment	2,711.3	2,894.8
Cumulative Depreciation	(310.0)	(366.1)
Property, machinery and equipment – Net	2,401.3	2,528.7
Rights of use	333.9	354.2
Other assets	212.5	187.5
Total assets	3,960.2	4,030.5

Current liabilities:
Bank loans and current maturities of long-term liabilities	134.4	129.1
Leases short-term	57.7	58.2
Suppliers	278.9	229.0
Other accounts payable and accrued expenses	506.5	526.6
Total current liabilities	977.6	942.9
Long-term liabilities:
Bank loans	72.7	53.6
Leases long-term	284.9	297.3
Deferred taxes	287.4	312.3
Other long-term liabilities	172.9	177.0
Total long-term liabilities	817.9	840.3
Total liabilities	1,795.4	1,783.1
Total stockholders´ equity	2,164.8	2,247.4
Total liabilities and stockholders´ equity	3,960.2	4,030.5
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -

	Three months ended
	March 31,
	2021	2020

Maritime	175.9	205.6
Ports and Terminals	63.2	112.6
Warehousing Services	29.1	40.6
Revenue from freight and services	268.2	358.9
Maritime	(168.3)	(186.4)
Ports and Terminals	(60.3)	(83.7)
Warehousing Services	(21.7)	(30.8)
Cost of freight and services	(250.4)	(301.0)
Maritime	(4.7)	(12.3)
Ports and Terminals	(9.7)	(10.4)
Warehousing Services	(12.6)	(10.3)
Depreciation and amortization	(27.0)	(33.1)
Maritime	2.8	6.8
Ports and Terminals	(6.8)	18.4
Warehousing Services	(5.2)	(0.5)
Results by business	(9.2)	24.7
Corporate expenses	(40.4)	(42.2)
Corporate depreciation and amortization	(1.1)	(10.2)
Non-recurring (expenses) income	(49.2)	43.4
Operating (loss) gain	(99.9)	15.7
Financial (expenses) income - Net	(4.9)	(9.2)
Leases financial expenses	(10.1)	(14.9)
Exchange gain (loss) - Net	8.2	(42.5)
Net financial cost	(6.8)	(66.6)
(loss) gain before taxes	(106.7)	(51.0)
Provision for taxes	24.0	64.0
Net (loss) gain for the period	(82.6)	13.0
Attributable to:
Minority interest	(3.7)	(0.7)
Equity holders of GTMM, S.A.B.	(78.9)	13.7

Weighted average outstanding shares (millions)	102.183	102.183
Income (loss) earnings per share (pesos/share)	(0.8)	0.1

Outstanding shares at end of period (millions)	102.183	102.183
Income (loss) earnings per share (pesos/share)	(0.8)	0.1
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Three months ended
	March 31,
	2021	2020

Cash flow from operation activities:
Net (loss) gain for the period	(82.6)	13.0
Charges (credits) to income not affecting resources:
Depreciation & amortization	28.1	43.4
Deferred taxes	(25.0)	(76.3)
Other non-cash items	59.0	30.9
Total non-cash items	62.1	(2.0)
Changes in assets & liabilities	(84.2)	(54.0)
Total adjustments	(22.1)	(56.0)
Net cash used in operating activities	(104.7)	(43.0)

Cash flow from investing activities:
Proceeds from sales of assets	83.7	4.1
Payments for purchases of assets	(3.1)	(6.2)
Net cash provided by (used in) investment activities	80.6	(2.1)

Cash flow provided by financing activities:
Short-term borrowings (net)	(7.1)	(28.1)
Repayment of leases	(26.2)	(33.6)
Proceeds from (repayment of) long-term debt	24.7	(15.4)
Net cash used in financing activities	(8.6)	(77.1)
Exchange effect on cash	5.2	76.4
Net decrease in cash	(27.5)	(45.8)
Cash at beginning of period	143.0	512.8
Cash at end of period	115.5	467.0
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.